UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Calliditas Therapeutics AB (publ)

(Name of Subject Company)

Calliditas Therapeutics AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing two Common Shares,

quota value SEK 0.04 per share

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106*

(CUSIP Number of Class of Securities)

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

Attn: Renée Aguiar-Lucander, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joshua A. Kaufman, Esq. Sanjay M. Shirodkar, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4640	Dain Hård Nevonen Advokatfirman Vinge KB Smålandsgatan 20, Box 1703 111 87 Stockholm +46 (0)10 614 30 96

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Common Shares.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Calliditas Therapeutics AB (publ), a public limited liability company organized under the laws of Sweden (“Calliditas” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 22, 2024, and amended on August 2, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Asahi Kasei Corporation, a public stock company organized under the laws of Japan (“Asahi Kasei”, or the “Buyer”), to acquire all of the outstanding common shares, quota value SEK 0.04 per share, of Calliditas (each, a “Common Share” and, collectively, the “Common Shares”) held by U.S. persons (the “U.S. Common Shares”) and American Depositary Shares, each representing two Common Shares (each, an “ADS” and, collectively, the “ADSs”) of Calliditas in exchange for SEK 208 per Common Share, representing SEK 416 per ADS, in cash, without interest (such amount per U.S. Common Share and ADS paid pursuant to the U.S. Offer, the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form for Shares” and Letter of Transmittal for ADSs (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Acceptance Form for Shares and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by the Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person—Tender Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following language below the last paragraph of such section:

“On September 2, 2024, Buyer announced that the Offers and withdrawal rights expired as scheduled at the Initial Expiration Time (6:00 p.m., Eastern time, on August 30, 2024). Skandinaviska Enskilda Banken, the tender agent for the Shares, has advised Buyer that, as of 6:00 p.m., Eastern time, on August 30, 2024, approximately 42,988,491 Shares have been validly tendered and not properly withdrawn pursuant to the Offers. Computershare Trust Company, N.A., the tender agent for the ADSs, has advised Buyer that, as of 6:00 p.m., Eastern time, on August 30, 2024, approximately 1,028,600 ADSs have been validly tendered and not properly withdrawn pursuant to the Offers. These Shares and ADSs collectively represent approximately 83.37% of the outstanding Shares as of such time. This means that Asahi Kasei, together with shares acquired by Asahi Kasei outside the Offers in accordance with applicable law, will own shares and ADSs corresponding to a total of 93.30% of all shares of Calliditas upon settlement of the Offers. As a result, the Minimum Tender Condition was satisfied as of the Initial Expiration Time. As the Minimum Tender Condition and each of the other conditions to the Offers have been satisfied, on September 2, 2024, Buyer accepted for payment all Offer Securities that were validly tendered and not properly withdrawn pursuant to the Offers.

Also on September 2, 2024, Buyer announced its intention to initiate compulsory redemption proceedings and to commence a subsequent offering period of the U.S. Offer (the “Subsequent U.S. Offering Period”) in accordance with Rule 14d-11 promulgated under the Exchange Act. The Subsequent U.S. Offering Period will expire at 6:00 p.m., Eastern time, on September 13, 2024, unless otherwise extended. All Offer Securities validly tendered during the Subsequent U.S. Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of SEK 416 per ADS, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the U.S. Offer and tendering Offer Securities during the Subsequent Offering Period are the same as those applicable to the U.S. Offer as described in the Offer to Purchase, except that Shares and ADSs validly tendered during the Subsequent U.S. Offering Period may not be withdrawn pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended. The Subsequent U.S. Offering Period is being made in conjunction with a subsequent offering period by Buyer in Sweden of the Swedish Offer, which is directed to holders of Shares, but not holders of ADSs.

Pursuant to a request from the Buyer, the Company has submitted a notice of termination to the ADS depositary, notified Nasdaq of its intention to voluntarily delist the ADSs from Nasdaq and filed a Form 25, Notification of Removal from Listing and/or Registration with the SEC, thereby commencing the process of delisting the ADSs and terminating the ADS program. Provided that the criteria for deregistration are met, the Company also intends to terminate its reporting obligations under the Exchange Act by filing the requisite documents with the SEC. Following delisting from Nasdaq, the ADSs will not be listed or registered on another national securities exchange. Delisting is likely to reduce significantly the liquidity and marketability of any ADSs that have not been tendered pursuant to the U.S. Offer or the Subsequent U.S. Offering Period.

In order to facilitate the completion of the Offers, the Company has entered into an amendment to its credit agreement with Athyrium Capital Management, LP (“Athyrium”) to provide for an extension of the date by which the credit facility is required to be repaid, in exchange for certain payments based on the date of repayment. In connection with this amendment, the Company also entered into a loan agreement with Asahi Kasei (the “Asahi Kasei Loan Agreement”) to fund the repayment to Athyrium. Pursuant to the Asahi Kasei Loan Agreement, the Buyer has agreed to lend to the Company the sum of $133 million, in accordance with the terms and conditions set forth therein for the purposes of long term funding and financing certain change of control obligations due by the Company pursuant to its credit agreement with Athyrium. The rate of interest of the Asahi Kasei Loan Agreement is 4.69% per annum. The Interest Payment Date will be March 20 and September 20 in each year and on the Maturity Date, with each Interest Period being the period commencing on each Interest Payment Date and ending on each Subsequent Interest Payment Date, provided that the 1st Interest Period commences on the Disbursement Date and ends on March 20, 2025 (in each case, as defined therein). The Company may prepay the principal of the loan in whole or in part before September 20, 2028, subject to certain conditions as described therein, and Buyer may, upon written notice to the Company, declare the payment of the principal of and any accrued interest in respect of the loan to be due upon the occurrence of certain events as further described therein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(H)	Press release issued by the Company (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on September 3, 2024).
(a)(5)(I)	Press release issued by Asahi Kasei (incorporated by reference to Exhibit (a)(5)(R) of the Schedule TO/A filed by Asahi Kasei with the SEC on September 3, 2024).
(a)(5)(J)	English version of press release issued by Asahi Kasei (incorporated by reference to Exhibit (a)(5)(S) of the Schedule TO/A filed by Asahi Kasei with the SEC on September 3, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CALLIDITAS THERAPEUTICS AB (PUBL)

Date: September 3, 2024	By:	/s/ Renée Aguiar-Lucander
	Name:	Renée Aguiar-Lucander
	Title:	Chief Executive Officer